October 10, 2013

BY EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C.  20549

Re:          Comment Letter dated September 26, 2013

                Braskem S.A.

                Form 20-F for Fiscal Year Ended December 31, 2012

                Filed April 8, 2013

                File No. 1-14862

Dear Mr. Cash:

By letter dated September 26, 2013, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on April 8, 2013 (the “2012 Form 20-F”) by Braskem S.A. (the “Company”).  This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments.  All page numbers refer to the 2012 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2012

Item 18. Financial Statements

Consolidated Statement of Operations, page F-6

1.              We note you present basic and diluted earnings (loss) per share from continuing operations attributable to the shareholders of the company on the face of your statement of operations. Please revise future filings to also present basic and diluted earnings (loss) per share attributable to the shareholders of the company as required by paragraph 66 of IAS 33. Please revise Note 30 in future filings to provide all disclosures required by paragraph 70 of IAS 33.

As required by paragraph 66 of IAS 33, the Company will include in its future filings disclosures of the “basic and diluted earnings per share” in the statement of operations. This new disclosure will be similar to the following:

Profit (loss) per share attributable to the shareholders	2012	2011	2010
of the Company at the end of the year (R$)
Basic earnings (loss) per share - common	(0.9182)	(0.6220)	2.7037
Basic earnings (loss) per share - preferred	(0.9182)	(0.6220)	2.5904
Diluted earnings (loss) per share - common	(0.9179)	(0.6218)	2.7031
Diluted earnings (loss) per share - preferred	(0.9179)	(0.6218)	2.5898

The disclosure of “Profit per share attributable to the shareholders of the Company of discontinued operations at the end of the year” taking into consideration an equal allocation of its results when the Company presented a net loss is as follows:

Profit per share attributable to the shareholders of the Company	2012	2011	2010
of discontinued operations at the end of the year (R$)
Basic earnings (loss) per share - common	0.3793	0.0701	0.0221
Basic earnings (loss) per share - preferred	0.3793	0.0701	0.0221
Diluted earnings (loss) per share - common	0.3791	0.0701	0.0221
Diluted earnings (loss) per share - preferred	0.3791	0.0701	0.0221

The Company respectfully advises the Staff that it believes that the disclosures required by the items (a), (b) and (c) of paragraph 70 of IAS 33 are already included in note 30.  In relation to item (d) of paragraph 70 we confirm that there no transactions after the reporting period that could change significantly the number of ordinary shares or potential ordinary shares and impact 2012 financial statements.

Consolidated Statement of Changes in Equity, page F-8

2.              Please explain to us why you did not present a statement of changes in equity for the year ended December 31, 2010. Please refer to Item 18 of Form 20-F.

The Company respectfully advises the Staff that it used as the basis for the preparation of the financial statements filed as part of the 2012 Form 20-F its financial statements prepared in accordance with IFRS that were filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the “CVM”). Under IFRS standards and CVM rules, two years of Statement of Changes in Equity are required to be presented. The Company notes that there have been no changes to the amounts included in Statement of Changes in Equity included in the financial statement filed as part of the Company’s annual report on Form 20-F for the year ended December 30, 2011 (the “2011 Form 20-F”) subsequent to the filing of the 2011 Form 20-F.

The Company will present information for three years in its Statement of Changes in Equity in future filings of its audited annual financial statements, as required by item 18 of Form 20-F.

Consolidated Statements of Cash Flows, page F-9

3.              Please tell us what the line item “effect [of] cash of discontinued operations” represents and explain how you determined its classification. Also, please explain to us the difference between the discontinued operation cash balance at 12/31/12 disclosed in note 6(a) and the amount disclosed in 6(c) and the difference between the discontinued operation cash balance at the beginning of 2011 and at the end of 2010 disclosed in note 6(c).

The Company advises the Staff that in 2012, the board of directors and management of the Company decided to divest or initiate an asset sale process for the following operations and, as a result, classified these operations as discontinued operations held for sale:

•         Quantiq and IQAG

•         Cetrel

•         Braskem Distribuidora

The Company included as an outflow in investing activities the amount of cash and cash equivalents held by the subsidiaries that were classified as discontinued operations held for sale, as required by IAS 7.40(c) and IFRS 5.33(c), under “effect of cash of discontinued operations” which is comprised of the cash of the following subsidiaries:

(in thousands)

Cetrel	R$131,359
Quantiq and IQAG	9,985
Braskem Distribuidora	4
Total	R$141,348

Cetrel and Braskem Distribuidora were sold on December 28, 2012 for R$652,100, for which no cash was received as of December 31, 2012, and Quantiq and IQAG were classified as assets held for sale as of December 31, 2012.

The amount of cash and cash equivalents recorded in Quantiq and IQAG was separately included under “non-current assets held for sale” in the balance sheet, as required by IFRS 5.38, and therefore the Company disclosed the effects of this cash under “effect of cash of discontinued operations” under investing activities in the statement of cash flows.

The difference between the discontinued operation cash balance at December 31, 2012 disclosed in note 6(a) and the amount disclosed in 6(c) exists because the amounts presented in note 6(a) represent the cash and cash equivalents recorded in Quantiq and IQAG, which comprise the subsidiaries classified as “non-current assets held for sale” on the balance sheet, whereas the amounts in note 6(c) represent the total amounts of cash and cash equivalents held by the subsidiaries that were classified as discontinued operations as shown above in the table above.

The difference between the discontinued operations cash balance at the beginning of 2011 and at the end of 2010 disclosed in note 6(c) is related to the consolidation of Cetrel as from January 1, 2011. The balance of cash and cash equivalents presented in the consolidated statement of cash flows at the beginning of the period (January 1, 2011) was increased by the amount of R$73,805, which corresponds to the amount of cash and cash equivalents of Cetrel on that date.

19. Borrowings, page F-74

4.              To the extent you believe it is reasonably possible that financial covenants related to your borrowings may materially impact your liquidity, please revise Item 5 in future filings to disclose and discuss the covenants and their potential impact on your liquidity.

The Company advises the Staff that as of December 31, 2012, the instruments governing the Company’s borrowings did not contain any financial covenants. The Company refers the Staff to the following text included in note 4.3 of its financial statements:

4.3 Liquidity risk

…
Some of Braskem’s borrowing agreements had financial covenants that linked net debt and the payment of interest to its consolidated EBITDA (earnings before interest, tax, depreciation and amortization) (Note 19 (h)), which were monitored on a quarterly basis by the Company’s Management. These agreements were settled in the third quarter of 2012 and the Company no longer holds commitments of this nature.
…

and to the following text included in note 19(h) of its financial statements:

The Company settled all borrowing agreements that established limits for certain indicators related to the capacity to contract debt and pay interest.

22. Income tax and social contribution, page F-92

5.              We note the increases in your deferred tax asset during 2011 and 2012. Please explain to us, and disclose in future filings, the significant assumptions regarding your ability to fully utilize your deferred tax asset.

The Company has recorded the deferred income tax and social contribution asset based on future projections that indicate the utilization of the deferred income tax and social contribution in the medium-term. The Company and its subsidiaries rely on the Company’s business plan, which is approved annually by the board of directors of the Company for the next five years using the following main variables and assumptions:

i)           prices of products manufactured by the Company and naphtha (the main raw material of the Company) based on specialized international publications in the petrochemical market;

ii)         expected market growth, Gross Domestic Product (GDP), and the forecasted exchange rate of U.S. dollars for Brazilian reais  rates based on specialized consulting company in Brazil with extensive knowledge;

iii)        historic performance and results of the Company and its ability to create taxable income;

iv)       improvement of the capacity utilization rates in all of the Company’s plants due to market growth and an internal program focused on operational efficiency;

v)         federal government specific tax incentives applicable to the Brazilian petrochemical sector.

The fact that tax losses do not expire under Brazilian tax law is key to the impairment analysis. Based on that fact, this analysis starts with a detailed projection of taxable income based on the five-year budget approved by the board of directors and a projection of taxable income considering the perpetuity of the business. Perpetuity is projected based on the projected GDP. It is important to note that there was no unrecognized deferred tax asset as of December 31, 2012, 2011 and 2010.
The Company will disclose in future filings all significant assumptions regarding its ability to fully utilize its deferred tax asset as described above.

*    *    *

The Company hereby acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments.  Should you have any additional questions or concerns, please contact Joel Benedito Junior at +55-11-3576-9734, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

By:        /s/ Mario Augusto da Silva

Name:   Mario Augusto da Silva

Title:      Chief Financial Officer

Braskem S.A.

cc:          Tricia Armelin

                Anne McConnell

                                Securities and Exchange Commission